Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ----------- TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com September 22, 2020

AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

Confidential

Ms. Sandra Hunter Berkheimer

Mr. David Lin

Mr. Marc Thomas

Mr. Robert Klein

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lufax Holding Ltd

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted September 2, 2020

CIK No. 0001816007

Dear Ms. Berkheimer, Mr. Lin, Mr. Thomas and Mr. Klein:

On behalf of our client, Lufax Holding Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 16, 2020 on the Company’s amendment No. 1 to draft registration statement on Form F-1 confidentially submitted on September 2, 2020 (the “Draft Registration Statement”).

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 22, 2020

Concurrently with the submission of this letter, the Company is submitting its amendment No. 2 to the draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Operating Metrics, page 100

1.

We note your disclosure of the weighted average contractual tenor of loans during each period. We note that the weighted average tenor for general unsecured products and secured products was 35.2 and 35.9 months during 2019, respectively. However, we note that the remaining outstanding balance at December 31, 2019 is less than volume of new loans facilitated during 2019 and any residual portion from your outstanding balance at December 31, 2018. Given that the contractual tenor of these loans is approximately 35-36 months, please tell us and revise to quantify the number of early terminations and payments on loans during the periods prior to their contractual maturity date. To the extent that there are factors or reasons why there are so many early terminations and payments, provide a discussion of those factors and how it impacts your potential revenue and future revenue trends.

In response to the Staff’s comments, the Company has revised the disclosure on pages 98, 103 and 165 of the Revised Draft Registration Statement.

2.	Please revise to disclose your key operating metrics as of and for the six months ended June 30, 2019 for comparative purposes.

In response to the Staff’s comments, the Company has revised the disclosure on page 101 of the Revised Draft Registration Statement.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 22, 2020

Key Components of Our Results of Operations

Retail credit facilitation service fees, page 101

3.

We note your response to comment 13 stating that the retail facilitation service fees expected to arise from the remaining performance obligation are recognized over the actual maturity after considering early termination scenarios, rather than the contractual maturity date. Please tell us and revise to disclose the material assumptions you made and quantify your estimated actual maturity of loans after considering early termination scenarios that correspond to the expected revenue periods. In addition, tell us and revise to disclose an estimated range of impact or sensitivity analysis on your future revenues if the actual maturity varies.

In response to the Staff’s comments, the Company has revised the disclosure on pages 103 and 104 of the Revised Draft Registration Statement.

4.

We note that you expect to recognize RMB 15,188 of retail credit facilitation service fees for the July 2020 to December 2020 period relating to the remaining performance of long-term contracts. Please help us to reconcile and understand how this compares to your prior submission, whereby you disclosed that you expected to recognize RMB 26,123 of retail credit facilitation service fees for the entire 2020 fiscal year. As part of your response, tell us how your prior estimates of actual maturity after early termination scenarios have compared to actual for the first six months of 2020.

The Company respectfully advises the Staff that the RMB15,188 million of retail credit facilitation service fees expected to be recognized for the period from July 2020 through December 2020 are related to unrecognized income for off–balance sheet loans facilitated before and outstanding as of June 30, 2020, while the RMB26,123 million of retail credit facilitation service fees expected to be recognized for the entire 2020 fiscal year were related to unrecognized income for off–balance sheet loans facilitated before and outstanding as of December 31, 2019.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 22, 2020

The table below sets forth the reconciliation between the two amounts.

RMB millions
Revenue expected to be recognized in the entire 2020 fiscal year as of December 31, 2019	26,123
Revenue impact for change in estimated maturity to the 2020 fiscal year	(2,845)
Actual revenue recognized in six months ended June 30, 2020	(13,407)
Revenue expected to be recognized in the July 2020 to December 2020 period for off–balance sheet loans originated in six months ended June 30, 2020	5,317

Revenue expected to be recognized in the July 2020 to December 2020 for outstanding off–balance sheet loans as of June 30, 2020	15,188

From December 31, 2019 to June 30, 2020, the estimated maturity for off–balance sheet loans facilitated before and outstanding as of December 31, 2019 decreased from 21.41 months to 20.07 months for general unsecured loans, and decreased from 15.92 months to 13.49 months for secured loans. The decreased estimated maturity resulted in the RMB2,845 million decrease in expected revenue to be recognized in the entire 2020 fiscal year as of December 31, 2019 from such loans.

Wealth management transaction and service fees, page 102

5.

We note your response to comment 14 and revised disclosures included on page 103. Please revise and expand your disclosures further to provide quantitative information, such as the weighted average fee rate as a percentage of client asset balance by product during each period presented.

In response to the Staff’s comments, the Company has provided a cross-reference on page 104 of the Revised Draft Registration Statement to the disclosure in the Business section, as well as adding an extra line to the table on page 186 in the Business section to disclose the take rate for legacy products in addition to current products.

Six months ended June 30, 2020 compared to six months ended June 30, 2019

Retail credit facilitation service fee, page 110

6.

We note your discussion stating that loan facilitation service fees decreased despite the 4.2% growth of volume of new off–balance sheet loans mainly due to the impact from early repayment by borrowers. Please provide us with additional clarity explaining how the early repayment by borrowers impacts the recognition of loan facilitation service fees.

The Company respectfully advises the Staff that the transaction prices for loan facilitation and post origination services are allocated based on their expected total consideration and standalone selling price. The standalone selling price is

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 22, 2020

used to determine the allocation of revenue between different performance obligations, which are relatively consistent from period over period for each product. The Company estimates the total consideration after considering early termination scenarios, for which one of the key scenarios is early repayment. As early repayment increased, the expected total consideration decreased, thus decreasing the consideration allocated to the loan facilitation performance obligation.

The weighted average estimated maturity for loans originated in six months ended June 30, 2020 is 18.64 months, which is a 10.3% decrease from the weighted average estimated maturity for loans originated in six months ended June 30, 2019, of 20.79 months. As a result, loan facilitation service fees decreased despite the 4.2% growth of volume of new off–balance sheet loans.

Business

Insured or Guaranteed by Third Parties, page 176

7.

We note your response to comment 21 and revised disclosures included on page 177. Please revise to quantify and disclose just the amount of claims submitted and paid by insurers or third parties during each period.

In response to the Staff’s comments, including the Staff’s prior comment 21 relating to the Company’s on–balance sheet credit exposure, the Company has revised the disclosure on page 177 of the Revised Draft Registration Statement to quantify the amount of claims submitted and paid by insurers or third parties during each period relating to loans consolidated on the Company’s balance sheet. For loans that are not consolidated on the Company’s balance sheet, because the claims and reimbursements are handled between the funding partners and the credit enhancement partners, we do not have the exact figures for the amounts involved.

Ping An Ecosystem, page 190

8.

We note your disclosure that you leverage the Ping An ecosystem to source investors and pay referral fees on initial and subsequent investments made by investors in products displayed on your platform. Please revise to briefly describe how such referral fees are calculated.

In response to the Staff’s comments, the Company has revised the disclosure on page 190 of the Revised Draft Registration Statement.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 22, 2020

Notes to Consolidated Financial Statements

4.1.1. Market Risk, page F-45

9.

We note your response to comment 33 with table provided showing gross carrying amount and related ECL allowance for your overdue loans by length of time past due. Please revise to include this table in your filing along with a related discussion of trends in overdue loans and related impact on your expected credit losses.

In response to the Staff’s comments, the Company has revised the disclosure on pages 126 and 127 of the Revised Draft Registration Statement to include a table to show the length of time these overdue loans have been past due along with the related discussion.

21. Accounts and other receivables and contract assets, page F-82

10.

We note your response to comment 35 explaining the nature of these receivables and collection processes. Please tell us and revise to provide more details explaining specifically how old these receivables are, a description of the property securing the receivables, description and timing of most recent activities pursuing collection and/or settlement and an estimated time until settlement.

In response to the Staff’s comments, the Company has revised the disclosure on page F-83 of the Revised Draft Registration Statement to include a table to show the details of years past due and a description of the Company’s activities pursuing collection.

The Company also respectfully advises the Staff that the Company has received RMB23 million in six months ended June 30, 2020 (RMB88 million in 2020) and concluded no write off is warranted as of June 30, 2020. The Company will reassess the recoverability of receivables arising from default guarantee payments at the end of this year and write off the balance with long past due days if there is no reasonable expectation of further recovery.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

16. Loans to customers, page F-132

11.

We note your tabular presentation of the gross carrying amount of loans and ECL allowance by stage for the six months ended June 30, 2020 on pages F-134 and F-135. Specifically, we note that the total amount of loans classified as Stage 3 has decreased from January 1, 2020 to June 30, 2020. Please help

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 22, 2020

us to reconcile this information with the delinquency tables shown on pages 178 and 179, which show higher DPD 90+ delinquency rates for six months ended June 30, 2020 compared to December 31, 2019, coupled with the fact that you also have a higher amount of total loans on your balance sheet.

The Company respectfully advises the Staff that, as disclosed on page 179, the Company defines the DPD 90+ delinquency rate as the outstanding balance of loans for which any payment is 90 to 179 calendar days past due, divided by the outstanding balance of loans. For these calculations, the outstanding balance of loans includes both on–balance sheet and off–balance sheet loans under the management of the Company whether or not the loans are paid off by the credit enhancement partners, while the gross carrying amount of loans by stage on page F-134 only includes on–balance sheet loans which exclude loans that have been paid off by credit enhancement partners.

Due to COVID-19, the DPD 90+ delinquency rate increased from 0.8% as of December 31, 2019 to 1.8% as of June 30, 2020. By contrast, the stage 3 loan carrying amount as a percentage of total loan carry amount decreased from 2.8% to 1.1% over the same period mainly due to:

(1)

In the six months ended June 30, 2020, RMB544 million of unsecured loans were written off as they were delinquent for more than 180 days. These had been classified as stage 3 loans as of December 31, 2019.

(2)

As the Company gradually transitioned to a capital light model, the credit risk taking of the Company decreased over time. As of December 31, 2019, approximately 88% of the on–balance sheet loans were covered by external credit enhancement partners and will be paid off once these loans are delinquent for 80 days. As a result, fewer on–balance sheet loans were transferred from stage 2 to stage 3.

12.

We also note from your tables presented on pages F-134 and F-135 that your ECL allowance as a percentage of your total loans, as well as your Stage 1 and Stage 2 loans, has decreased from January 1, 2020 to June 30, 2020. Please explain how this relationship and trend correlates with the higher delinquency rates, risk ratings and current economic environment at June 30, 2020 compared to December 31, 2019.

The Company respectfully submits to the Staff that the ECL provision ratio of stage 1 decreased from 0.3% to 0.2% and the provision ratio of stage 2 decreased from 16.4% to 7.4% mainly due to the Company’s transition to a capital light

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 22, 2020

model. The credit risk taking of the Company has decreased significantly over the past few years. In the six months ended June 30, 2020, the increase in on–balance sheet loans are due to the consolidation of trust plans where the Company only took a 1% credit risk in the majority of the loans it facilitated. As a result, the percentage of loans covered by external credit enhancement partners for loans in stage 1 increased from 90% as of December 31, 2019 to 92% as of June 30, 2020, while the corresponding percentage for loans in stage 2 increased from 44% as of December 31, 2019 to 84% as of June 30, 2020.

If loan balances covered by credit enhancement partners are excluded, the ECL provision ratio for stage 2 loans increased from 29% as of December 31, 2019 to 47% as of June 30, 2020, which is consistent with higher delinquency rates, risk ratings and the current economic environment at June 30, 2020 compared to December 31, 2019.

If loan balances covered by credit enhancement partners are excluded, the ECL provision ratio for stage 1 loans decreased slightly from 3.0% as of December 31, 2019 to 2.6% as of June 30, 2020. The amount of on–balance sheet loans for which the Company takes credit risk increased by 36% from December 31, 2019 to June 30, 2020. Most of these newly originated loans were not due or were overdue for less than 30 days and therefore are classified in stage 1, which results in a lower ECL provision ratio when compared with December 31, 2019.

Exhibits

Exhibit 99.2 - Form of Opinion of Haiwen & Partners..., page II-7

13.	Please file a revised opinion of PRC counsel to address the following:

•

Please revise assumption (f) on page 4 of the opinion to exclude the registrant or explain to us why it is appropriate to assume that the registrant had the power and authority to enter into the reviewed documents.

•

We note that the lead-in clause to the numbered opinions at the bottom of page 4 contains a qualification by reference to disclosures contained in the registration statement. Please file a revised opinion that omits this qualifying statement cross-referencing disclosure that may be found in the registration statement. Any exceptions or qualifications to the opinion should be fully and clearly disclosed in the text of the opinion.

•	Please file an opinion that does not contain the limitation on reliance contained in the last paragraph. Investors are entitled to rely on the opinion.

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

September 22, 2020

In response to the Staff’s comments, the Company has filed a revised opinion of PRC counsel. With regards to the first bullet point, the Company respectfully submits that PRC counsel, not being admitted to practice the law of the Cayman Islands, cannot opine on the power and authority of the registrant, Lufax Holding Ltd, to enter into agreements or execute other documents, since the corporate authority of a legal entity incorporated in the Cayman Islands is governed by Cayman Islands law. For this reason, the Company respectfully submits that the revised assumption (f) on page 4 of the opinion is appropriate.

General

14.	Where appropriate, please revise your disclosure to discuss in greater detail:

•	the new credit enhancement models you plan to introduce to funding partners for varying risk appetites, as referenced on page 159;

•	the “mutually beneficial relationships with members of the Ping An ecosystem,” which you believe incentivize parties to continue the relationship, as referenced on page 169; and

•

the “principal terms governing funding arrangements and credit enhancement” that are contained in your trilateral agreements with funding partners and credit enhancement partner, as referenced in your response to comment 37.

In response to the Staff’s comments, the Company has revised the disclosure on pages 169, 174, 175 and 177 of the Revised Draft Registration Statement.

*            *             *

Confidential Treatment Requested by Lufax Holding Ltd Pursuant to 17 C.F.R. Section 200.83

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Shirley Yeung, partner at PricewaterhouseCoopers Zhong Tian LLP, by phone at +86 755 8261-8818 or via e-mail at shirley.yeung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Guangheng Ji, Co-Chairman of the Board of Directors, Lufax Holding Ltd

Renjie Li, Chairman of the Board of Directors, Lufax Holding Ltd

Gregory Dean Gibb, Director and Chief Executive Officer, Lufax Holding Ltd

Yong Suk Cho, Director of Lufax Holding Ltd and Chief Executive Officer of Puhui

James Xigui Zheng, Chief Financial Officer, Lufax Holding Ltd

David Siu Kam Choy, Controller of Lufax Holding Ltd and Chief Financial Officer of Puhui

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP